Shareholders Circular dated March 14, 2005

SHAREHOLDERS CIRCULAR

This shareholders circular should be read in conjunction with the accompanying proxy statement/ prospectus dated the same date as this document, which together comprise a prospectus for the purposes of the Listing and Issuing Rules (Fondsenreglement) of Euronext Amsterdam N.V., or Euronext Amsterdam.

     This shareholders circular and the accompanying proxy statement/ prospectus relate to the issuance by Mittal Steel Company N.V. (formerly Ispat International N.V.), or Mittal Steel, of Mittal Steel class A common shares, or the Issued Mittal Steel Shares, to holders of International Steel Group Inc., or ISG, common stock in connection with the merger with ISG, as contemplated under the Agreement and Plan of Merger and Reorganization, dated as of October 24, 2004, among Mittal Steel, Park Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Mittal Steel, and ISG, or the merger agreement.

     On October 24, 2004, Mittal Steel, Park Acquisition Corp. and ISG entered into the merger agreement, pursuant to which ISG will merge with Park Acquisition Corp. As of the effective time of the merger, each issued and outstanding share of ISG common stock not owned by ISG, Mittal Steel or any wholly owned subsidiary of either, will be cancelled and converted automatically into the right to receive the merger consideration, subject to dissenters’ rights of appraisal under Section 262 of the Delaware General Corporation Law, or the DGCL. As consideration for each share of ISG common stock exchanged in the merger, ISG stockholders may elect to receive (i) $42.00 in cash; (ii) a number of Mittal Steel class A common shares valued at $42.00, subject to a restriction on the maximum and minimum number of Mittal Steel class A common shares to be issued; or (iii) a combination of cash and Mittal Steel class A common shares.

     The number of Mittal Steel class A common shares to be exchanged for each share of ISG common stock will be based on an exchange ratio determined by reference to the average closing price of Mittal Steel class A common shares on the New York Stock Exchange during the 20-trading-day period ending on (and including) the trading day that is two days prior to the effective time of the merger. The maximum and minimum number of Mittal Steel class A common shares to be issued limit the variation in the exchange ratio so that if the average closing price of Mittal Steel class A common shares is:

•	equal to or greater than the minimum of approximately $34.50 per share and equal to or less than the maximum of approximately $43.81 per share, then each share of ISG common stock will be exchanged for an amount of Mittal Steel class A common shares equal to $42.00;

•	less than the minimum of approximately $34.50 per share, then each share of ISG common stock will be exchanged for 1.21740 Mittal Steel class A common shares, regardless of the value of those shares; or

•	greater than the maximum of approximately $43.81 per share, then each share of ISG common stock will be exchanged for 0.95865 Mittal Steel class A common shares, regardless of the value of those shares.

     Under the merger agreement, 50% of the issued and outstanding shares of ISG common stock must be exchanged for cash, and the other 50% must be exchanged for Mittal Steel class A common shares, subject to possible adjustment for tax reasons. If ISG stockholders, as a group, submit elections to convert more than 50% of the outstanding shares of ISG common stock into either cash or Mittal Steel class A common shares, then a pro rata adjustment will be made to ensure that 50% of the outstanding shares of ISG common stock are converted into cash and 50% are converted into Mittal Steel class A common shares.

     The number of Mittal Steel class A common shares that ISG stockholders receive in the merger will depend on market prices for Mittal Steel class A common shares during the measurement period prior to the merger. In addition, Mittal Steel will have the option to increase the amount of Mittal Steel class A common shares to be received by ISG stockholders if necessary to allow the merger to qualify as a reorganization for U.S. federal income tax purposes.

     The parties anticipate completing the merger on or around April 13, 2005, subject to the satisfaction or waiver of all conditions to the merger. Payment of the merger consideration will be made by the exchange agent to each ISG stockholder following the stockholder’s delivery of, among other things, its ISG stock certificates to the exchange agent in accordance with instructions contained in a letter of transmittal to be mailed to the ISG stockholder by the exchange agent after completion of the merger.

     Only holders of shares of ISG common stock will be issued the Issued Mittal Steel Shares.

     The Mittal Steel class A common shares are listed on the Official Segment of the stock market of Euronext Amsterdam and on the New York Stock Exchange under the symbol “MT”. Application has been made to list the Issued Mittal Steel Shares on the Official Segment of the stock market of Euronext Amsterdam, and the New York Stock Exchange has approved the Issued Mittal Steel Shares for listing, subject to official notice of the effectiveness of the merger. Listing and trading of the Issued Mittal Steel Shares on the New York Stock Exchange will commence on the date of effectiveness of the merger which is expected to be on or around April 13, 2005, and on Euronext Amsterdam, on the first trading day immediately following the date of effectiveness of the merger. The Issued Mittal Steel Shares will be freely tradable without restriction or further registration under the Securities Act, except for any Issued Mittal Steel Shares issued to “affiliates” of ISG for purposes of Rule 145 under the Securities Act, which will be subject to the limitations and restrictions of Rule 145.

     Credit Suisse First Boston (Europe) Limited, or CSFB, will act as listing agent of Mittal Steel for Euronext Amsterdam.

Euronext Amsterdam Codes: ISIN: NL0000361939 Common Code: 007870558 Securities Code: 36193	New York Stock Exchange Codes: US60684P1012

     THIS SHAREHOLDERS CIRCULAR AND THE PROXY STATEMENT/ PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL TO ANY MITTAL STEEL SHAREHOLDER OR A SOLICITATION DIRECTED TO ANY MITTAL STEEL SHAREHOLDER OF AN OFFER TO BUY ANY SECURITY.

WHERE YOU CAN FIND MORE INFORMATION

      Copies of this shareholders circular (containing, among other things, information about the extraordinary general meeting of Mittal Steel shareholders to be held in connection with the merger) and the accompanying proxy statement/prospectus (including a copy of ISG’s Annual Report on Form 10-K for the year ended December 31, 2004, or the ISG Annual Report on Form 10-K, once it becomes available following ISG’s filing of the annual report with the U.S. Securities and Exchange Commission), in the English language, and Mittal Steel’s Articles of Association, in the Dutch and English languages, are available free of charge, with full observation of the restrictions set out in the proxy statement/prospectus, at the offices of:

•	Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, Telephone: +31 10 217 8800;

•	Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic; telephone number +31 20 557 5575, fax number +31 20 557 6100); and

•	The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston).

      Copies of this shareholders circular and the proxy statement/prospectus (including a copy of the ISG Annual Report on Form 10-K, once it becomes available following ISG’s filing of the annual report with the U.S. Securities and Exchange Commission), in the English language, and Mittal Steel’s Articles of Association, in the Dutch and English languages, can be obtained (by Dutch residents only) free of charge on the website of Euronext Amsterdam at www.euronext.com. Refer also to “WHERE YOU CAN FIND MORE INFORMATION”, on page 1 of the proxy statement/prospectus.

      This shareholders circular and the accompanying proxy statement/prospectus are dated March 14, 2005. You should not assume that the information contained in this shareholders circular or the proxy statement/prospectus is accurate as of any date other than that date, and the mailing of this shareholders circular and the proxy statement/prospectus shall not create any implication to the contrary. The foregoing does not affect Mittal Steel’s obligation to make public announcements pursuant to the Listing and Issuing Rules (Fondsenreglement) of Euronext Amsterdam, if applicable.

      This shareholders circular should be read in conjunction with the accompanying proxy statement/prospectus, dated the same date as this document, which together comprise a prospectus for the purposes of the Listing and Issuing Rules (Fondsenreglement) of Euronext Amsterdam. The ISG Annual Report on Form 10-K (which shall be dated as of the date it is filed by ISG with the U.S. Securities and Exchange Commission) shall be incorporated by reference into and be deemed a part of the accompanying proxy statement/prospectus for purposes of the Listing and Issuing Rules (Fondsenreglement) of Euronext Amsterdam. All references herein to the accompanying proxy statement/prospectus shall be deemed to include the ISG Annual Report on Form 10-K once it becomes available following ISG’s filing of the annual report with the U.S. Securities and Exchange Commission.

IMPORTANT INFORMATION

Reliance on Information

      With the exception of ISG, Mittal Steel and CSFB in its capacity as listing agent of Mittal Steel for Euronext Amsterdam, no person is authorized to give any information or to make any representation not contained in this shareholders circular or the proxy statement/prospectus and, if given or made, any information or representation not contained in this shareholders circular or the proxy statement/prospectus must not be relied upon as having been authorized by ISG, Mittal Steel or CSFB, as the case may be. Neither the delivery of this shareholders circular or the proxy statement/prospectus at any time, nor any delivery of Mittal Steel class A common shares made on the basis of this shareholders circular and the proxy statement/prospectus, shall under any circumstances imply that the information contained in this shareholders circular or in the proxy statement/prospectus is correct at any time subsequent to the date of this shareholders circular and the proxy statement/prospectus. The foregoing does not affect Mittal Steel’s obligation to make public announcements pursuant to the Listing and Issuing Rules (Fondsenreglement) of Euronext Amsterdam, if applicable.

Responsibility Statement

      Mittal Steel and ISG, having made all reasonable enquiries, confirm to Mittal Steel shareholders that, to the best of their knowledge and belief as at the date hereof, the information provided by each of them and contained in this shareholders circular and the proxy statement/prospectus is, in all material respects, true and accurate and not misleading, and that there are no other facts the omission of which would make any statement in this shareholders circular and the proxy statement/prospectus misleading in any material respect. Mittal Steel is responsible to Mittal Steel shareholders for the accuracy and completeness of the information contained in this shareholders circular and the proxy statement/prospectus, except for the information in the ISG Annual Report on Form 10-K and the following information contained in the proxy statement/prospectus, in as far as it relates to ISG, which has been provided by ISG: on page 21 “ISG Selected Historical Financial Data”; on pages 45-47 “ISG Special Meeting of Stockholders”; on page 52 “The Merger — Recommendation of the ISG Board of Directors”; on pages 53-54 “The Merger — ISG’s Reasons for the Merger”; on pages 129-132 “Interest of Certain Persons in the Merger — Director and Officer Indemnification”, “— ISG Stock Options”, “— Employment Agreements with ISG Executive Officers”, “— ISG Executive Severance Pay Plan” and “— Tax Gross-up Agreement”; on pages 163-182 “International Steel Group”; and the ISG, Bethlehem Steel Corporation and Weirton Steel Corporation financial information contained in the F-pages of the proxy statement/prospectus. In addition, Mittal Steel is not responsible for the accuracy and completeness of the information contained in the proxy statement/prospectus on pages 57-68 “The Merger — Opinions of ISG’s Financial Advisors”, which has been provided by UBS Securities LLC and Goldman, Sachs & Co as well as Annex E and F, respectively, and on pages 251-253 “Experts”, which has been provided by the respective auditors mentioned.

Relationship between CSFB and Mittal Steel

      Credit Suisse First Boston LLC and it affiliates, or the CFSB Group, acted as financial advisor to the board of directors of Mittal Steel in connection with its evaluation of the merger with ISG and will receive a fee for its services, a portion of which is contingent upon the completion of the merger. Mittal Steel has agreed to indemnify the CSFB Group for certain liabilities and other items arising out of its engagement, including CSFB’s engagement as listing agent of Mittal Steel for Euronext Amsterdam.

      In relation to the financing required for the proposed acquisition, an affiliate of CFSB and five other banks have agreed, subject to certain conditions, to arrange a $3.2 billion unsecured revolving credit facility for Mittal Steel. Refer also to “MITTAL STEEL — Recent Developments” beginning on page 138 of the proxy statement/prospectus.

      CFSB acted as a financial advisor to the special committee of independent directors formed by the board of directors of Mittal Steel in connection with the acquisition of LNM Holdings N.V. and received a fee for its services, a portion of which became payable upon completion of the acquisition of LNM Holdings N.V.

      The CSFB Group has in the past provided, and in the future the CSFB Group may provide, investment banking and other financial services to Mittal Steel and its affiliates, for which the CSFB Group have received, and would expect to receive, compensation. In the ordinary course of its business, the CSFB Group may actively trade the debt and equity securities of Mittal Steel for its and its affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Fees and Expenses

      The expenses incurred and to be incurred in connection with the issuance of the Issued Mittal Steel Shares as described in this shareholders circular and in the proxy statement/ prospectus and to be paid by Mittal Steel are estimated to be approximately $2.0 million, in the aggregate. Such expenses include fees paid to Mittal Steel’s financial adviser (the CSFB Group), accounting fees (Deloitte Accountants and Ernst & Young Accountants), legal fees (Shearman & Sterling LLP and NautaDutilh N.V.), fees paid to The Bank of New York, printing costs and filing fees borne by Mittal Steel and out-of-pocket expenses, among others. Except as set forth above, Mittal Steel will not pay any fees or commissions to any broker, dealer or other person in connection with the issuance of the Issued Mittal Steel Shares as described in the proxy statement/ prospectus.

      Mittal Steel will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding this shareholders circular and the proxy statement/ prospectus materials to their customers (including the sending of proxy solicitation materials to the beneficial owners of Mittal Steel shares traded on the New York Stock Exchange, which are registered in a register kept by or on behalf of Mittal Steel by its New York transfer agent).

Rights Attaching to the Issued Mittal Steel Shares

      The Issued Mittal Steel Shares will, upon issue, have the same rights as the existing issued Mittal Steel class A common shares in the share capital of Mittal Steel, including the right to dividends (if any). It is expected that the Issued Mittal Steel Shares will be issued on the date of effectiveness of the merger. Refer to “DESCRIPTION OF MITTAL STEEL’S COMMON SHARES”, beginning on page 228 of the proxy statement/ prospectus and to “COMPARISON OF RIGHTS OF SHAREHOLDERS UNDER DELAWARE AND DUTCH LAW”, beginning on page 233 of the proxy statement/ prospectus.

Exclusion of Preemptive Rights

      Mittal Steel’s board of directors will exclude preemptive rights in connection with the issuance of the Issued Mittal Steel Shares. Refer to “DESCRIPTION OF MITTAL STEEL’S COMMON SHARES — Preemptive rights”, on page 230 of the proxy statement/ prospectus and to “COMPARISON OF RIGHTS OF SHAREHOLDERS UNDER DELAWARE AND DUTCH LAW — Preemptive rights”, on page 235 of the proxy statement/ prospectus. As a consequence, the existing shareholders of Mittal Steel can neither subscribe for nor be issued the Issued Mittal Steel Shares.

NOTICE OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS OF MITTAL STEEL

      Notice is hereby given of the extraordinary general meeting of shareholders of Mittal Steel that will be held at 3:00 p.m. on Tuesday, April 12, 2005 at the Hilton Hotel, Weena 10, 3012 CM Rotterdam, The Netherlands, or the extraordinary meeting.

      The agenda for the extraordinary meeting is as follows:

1.	Opening by the Chairman of the extraordinary meeting.

2.	Proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of October 24, 2004, among Mittal Steel, Park Acquisition Corp. and ISG, and the transactions referred to therein.

3.	Proposal to appoint Mr. Wilbur L. Ross as a member of Mittal Steel’s board of directors (class C Managing Director) for a term commencing on the day following completion of the merger with ISG as contemplated under the merger agreement and ending on the date of the annual general meeting of shareholders to be held in 2006.

4.	Proposal to appoint Mr. Lewis B. Kaden as a member of Mittal Steel’s board of directors (class C Managing Director) for a term commencing on the day following the extraordinary meeting and ending on the date of the annual general meeting of shareholders to be held in 2006.

5.	Questions/ any other item with permission of the Chairman of the extraordinary meeting.

6.	Closing.

      Copies of the information sent to the holders of registered shares can be obtained free of charge by shareholders and others entitled to attend the extraordinary meeting and their representatives at the offices of Mittal Steel at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic; telephone number + 31 20 557 5575, fax number + 31 20 557 61 00), and at The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston) from March 15, 2005 until the close of the extraordinary meeting.

      Holders of bearer shares who wish to attend the extraordinary meeting or who wish to be represented at the extraordinary meeting are required to deposit their proof of ownership at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands no later than 5:00 p.m. (Dutch time) on April 4, 2005. Holders of bearer shares who wish to be represented at the extraordinary meeting by proxy are furthermore required to deposit a written power of attorney no later than 5:00 p.m. (Dutch time) on April 4, 2005, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic; telephone number + 31 20 557 5575, fax number + 31 20 557 61 00).

      This shareholders circular and the proxy statement/ prospectus, together with a form of proxy, have been mailed to registered shareholders on or around March 14, 2005. Registered shareholders wishing to exercise their shareholder rights, either in person or by proxy, are requested to complete, sign and send the proxy card, such that the proxy card will be received by no later than 5:00 p.m. (New York time) on April 4, 2005 at the offices of The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston) or to give written notice to Mittal Steel of your intention to attend the extraordinary meeting no later than 5:00 p.m. (Dutch time) on April 4, 2005.

      Registered shareholders may only exercise their shareholders’ rights for those shares registered in their name on the day of the extraordinary meeting.

The Board of Directors

March 14, 2005

PROXY STATEMENT FOR THE EXTRAORDINARY MEETING

OF SHAREHOLDERS OF MITTAL STEEL

Meeting To Be Held at 3:00 P.M. on Tuesday, April 12, 2005

      This shareholders circular, including the Notice of Extraordinary Meeting of Shareholders of Mittal Steel and agenda set out on page 3, is being mailed to the holders of registered shares of Mittal Steel on or around March 14, 2005, in connection with the solicitation by Mittal Steel of proxies for use at the extraordinary meeting of shareholders that will be held at 3:00 p.m. on Tuesday, April 12, 2005 at the Hilton Hotel, Weena 10, 3012 CM Rotterdam, The Netherlands, and at any adjournments thereof.

      This shareholders circular and the proxy statement/ prospectus are being mailed to registered shareholders and certain beneficial owners holding their interest through registered shareholders.

      Under Mittal Steel’s Articles of Association and the laws of The Netherlands, copies of the shareholders circular and the proxy statement/ prospectus (including a copy of the ISG Annual Report on Form 10-K, once it becomes available following ISG’s filing of the annual report with the U.S. Securities and Exchange Commission) can be obtained free of charge by shareholders and other persons entitled to attend the extraordinary meeting at the offices of Mittal Steel at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic), and at The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston).

      The entire cost of soliciting proxies for the extraordinary meeting will be borne by Mittal Steel, provided that Mittal Steel and ISG will share expenses relating to, among other things, the printing, filing and mailing of this shareholders circular and the proxy statement/ prospectus. Mittal Steel will also reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy solicitation materials to the beneficial owners of Mittal Steel shares traded on the New York Stock Exchange, which are registered in a register kept by or on behalf of Mittal Steel by its New York transfer agent. Mittal Steel is not subject to the proxy solicitation rules contained in Regulation 14A under the U.S. Securities Exchange Act of 1934, as amended.

Procedures for Attending the Extraordinary Meeting and for Voting in Person or by Proxy

      In order to attend, address and vote at the extraordinary meeting, registered shareholders are requested to advise Mittal Steel in writing, in accordance with the procedures stated in the Notice of Extraordinary Meeting of Shareholders of Mittal Steel set out on page 3 of this shareholders circular, of their intention to attend the extraordinary meeting. Under the laws of The Netherlands and Mittal Steel’s Articles of Association, registered shareholders may exercise their shareholder rights only for those shares registered in their name on the day of the extraordinary meeting.

      All items set forth in the agenda, including the proposals to be considered by the shareholders, were proposed and approved by Mittal Steel’s board of directors.

      As at February 11, 2005, there were 194,509,790 Mittal Steel class A common shares and 457,490,210 Mittal Steel class B common shares issued, of which 9,186,225 class A common shares were held in treasury. The shares held in treasury by Mittal Steel will not be voted at the extraordinary meeting. A holder of Mittal Steel class A common shares may cast one vote per share and a holder of Mittal Steel class B common shares may cast 10 votes per share at the extraordinary meeting. No quorum requirement applies at the extraordinary meeting and agenda items Two, Three and Four shall be validly adopted upon the approval of an absolute majority of the votes cast at the extraordinary meeting.

      Mittal Steel common shares cannot be voted at the extraordinary meeting unless the registered shareholder is present in person or is represented by a written proxy. For those registered shareholders who are unable to attend the extraordinary meeting in person, the enclosed proxy card naming The Bank of New York as proxy holder, with full power of substitution, is a means by which such registered shareholders may authorize the voting of their Mittal Steel common shares at the extraordinary meeting. If the proxy in the enclosed form is duly executed and returned, all Mittal Steel common shares represented thereby, in accordance with the procedure specified in the Notice of Extraordinary Meeting of Shareholders of Mittal

Steel set out on page 3 of this shareholders circular will be voted. Where specification is made by the holder of Mittal Steel common shares on the form of proxy, such shares will be voted by the proxy holders in accordance with such specification. If no specification is made in the proxy, such shares will be voted by the proxy holders “FOR” Items Two, Three, and Four.

      In the event a registered shareholder wishes to use any other form of proxy, such proxy shall be voted in accordance with the specification given therein. Such shareholder is requested to notify Mittal Steel no later than 5:00 p.m. (New York time) on April 4, 2005, of such shareholder’s intention to be represented at the extraordinary meeting and to exercise shareholder rights. The Mittal Steel common shares for which the proxy is given must be registered in the name of the shareholder on the date of the extraordinary meeting. The proxy holder shall present the duly executed proxy to obtain admission to the extraordinary meeting and exercise the shareholder rights represented by such proxy.

      Any registered shareholder who has executed and delivered a proxy and who subsequently wishes to revoke such proxy may do so by (i) delivering a subsequently dated proxy or by giving written notice of revocation, which in each case is requested to be received by The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. (offices of Mr. Brian Heston) no later than 5:00 p.m. (New York time) on April 4, 2005, or (ii) attending the extraordinary meeting and voting in person by ballot. However, simply attending the extraordinary meeting will not revoke your proxy. If you have instructed a broker to vote your shares, the above-described options for changing your vote do not apply and instead you must follow the instructions received from your broker to change your vote.

Agenda Item Two:

Proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of October 24, 2004, among Mittal Steel, Park Acquisition Corp. and ISG, and the transactions referred to therein

      Mittal Steel’s board of directors proposes that ISG will merge with Park Acquisition Corp., a wholly owned subsidiary of Mittal Steel, and either Park Acquisition Corp. or ISG will continue as the surviving company and as a wholly owned subsidiary of Mittal Steel, pursuant to the merger agreement. Assuming the merger agreement and the transactions referred to therein are approved by the shareholders of Mittal Steel at the extraordinary meeting and the other closing conditions under the merger agreement are satisfied or waived, as consideration for each share of ISG common stock exchanged in the merger, ISG stockholders may elect to receive:

•	$42.00 in cash;

•	a number of Mittal Steel class A common shares valued at $42.00, subject to a restriction on both the maximum and minimum number of Mittal Steel class A common shares to be issued in connection with the merger; or

•	a combination of cash and Mittal Steel class A common shares.

      The number of Mittal Steel class A common shares to be exchanged for each share of ISG common stock will be based on an exchange ratio determined by reference to the average closing price of Mittal Steel class A common shares on the New York Stock Exchange during the 20-trading-day period ending on (and including) the trading day that is two days prior to the effective time of the merger. Subject to possible adjustments for tax reasons, the maximum and minimum number of Mittal Steel class A common shares to be issued in connection with the merger limit the variation in the exchange ratio so that if the average closing price of Mittal Steel class A common shares is:

•	equal to or greater than the minimum of approximately $34.50 per share and equal to or less than the maximum of approximately $43.81 per share, then each share of ISG common stock will be exchanged for an amount of Mittal Steel class A common shares equal to $42.00;

•	less than the minimum of approximately $34.50 per share, then each share of ISG common stock will be exchanged for 1.21740 Mittal Steel class A common shares, regardless of the value of those shares; or

•	greater than the maximum of approximately $43.81 per share, then each share of ISG common stock will be exchanged for 0.95865 Mittal Steel class A common shares, regardless of the value of those shares.

      Under the merger agreement, 50% of the issued and outstanding shares of ISG common stock must be exchanged for cash, and the other 50% must be exchanged for Mittal Steel class A common shares. If ISG stockholders, as a group, submit elections to convert more than 50% of the outstanding shares of ISG common stock into either cash or Mittal Steel class A common shares, then a pro rata adjustment will be made to ensure that 50% of the outstanding shares of ISG common stock are converted into cash and 50% are converted into Mittal Steel class A common shares.

      The number of Mittal Steel class A common shares that ISG stockholders receive in the merger will depend on the market prices for Mittal Steel class A common shares during the measurement period prior to the merger. Refer to “SUMMARY OF THE PROXY STATEMENT/ PROSPECTUS — Merger Consideration”, on pages 8-9 of the proxy statement/ prospectus for an illustration of the number of Mittal Steel class A common shares which may be issued in the merger. The portion of the merger consideration payable in cash will not fluctuate from $42.00 per share of ISG common stock. In addition, Mittal Steel will have the option to increase the amount of Mittal Steel class A common shares to be received by ISG stockholders if necessary to allow the merger to qualify as a reorganization for U.S. federal income tax purposes.

      The various resolutions in connection with the consideration for each share of ISG common stock exchanged in the merger will be adopted by Mittal Steel’s board of directors, and do not require any further vote by the shareholders of Mittal Steel. At the last extraordinary general meeting of shareholders of Mittal Steel, held on December 15, 2004, the shareholders authorized Mittal Steel’s board of directors, for a period of five years, (i) to issue and/or grant rights to subscribe for shares with respect to, inter alia, all unissued class A common shares into which the authorized share capital is divided at the time the resolution to issue and/or grant rights to subscribe for shares is taken by Mittal Steel’s board of directors; and (ii) to limit or exclude preemptive rights in respect of issues of class A common shares.

      Mittal Steel’s board of directors recommends a vote “FOR” Item Two, including the approval of the merger agreement and the transactions referred to therein.

Agenda Item Three:

Proposal to appoint Mr. Wilbur L. Ross as a member of Mittal Steel’s board of directors (class C Managing Director) for a term commencing on the day following completion of the merger with ISG as contemplated under the merger agreement and ending on the date of the annual general meeting of shareholders to be held in 2006

      Article 18.1 of Mittal Steel’s Articles of Association provides that Mittal Steel’s board of directors shall consist of five or more class A, class B and class C directors (and composed at all times by one class A director and at least two class C directors) with such titles as Mittal Steel’s board of directors may from time to time determine. Article 18.2 of Mittal Steel’s Articles of Association stipulates that the members of Mittal Steel’s board of directors are appointed by the shareholders at a general meeting.

      Pursuant to Article 18.4 of Mittal Steel’s Articles of Association, each time a member of Mittal Steel’s board of directors is to be appointed, the meeting of holders of class B common shares may make a binding nomination, such that for each appointment a choice can be made from at least two persons. The meeting of holders of Mittal Steel class B common shares has not made such binding nomination, but has proposed to appoint Mr. Wilbur L. Ross as a member of Mittal Steel’s board of directors (class C Managing Director), such appointment to be effective as from the day following completion of the merger contemplated under the merger agreement, to serve until the annual general meeting of shareholders to be held in 2006. Pursuant to Article 31.1 of Mittal Steel’s Articles of Association, the appointment of Mr. Wilbur L. Ross on the non-binding nomination made by the meeting of holders of Mittal Steel class B common shares, shall be validly adopted by a simple majority of the votes cast in favour of such proposal.

      Mr. Wilbur L. Ross

Mr. Ross has served as the Chairman of the ISG board of directors since ISG’s inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also the general partner of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of International Coal Group, Inc., International Textiles Group, Inc. and Nano-Tex, LLC in the United States. Mr. Ross is a board member of Insuratex, Ltd. in Bermuda, Nikko Electric Co. and Ohizumi Manufacturing Company in Japan, Tong Yang Life Insurance Co. in Korea, and of Syms Corp., Clarent Hospital Corp., and News Communications Inc. in the United States. Mr. Ross is also a member of the Business Roundtable. Previously, Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking firm, from October 1974 to March 2000. Mr. Ross was also formerly Chairman of the Smithsonian Institution National Board.

      Mittal Steel’s board of directors recommends a vote “FOR” Item Three.

Agenda Item Four:

Proposal to appoint Mr. Lewis B. Kaden as a member of Mittal Steel’s board of directors (class C Managing Director) for a term commencing on the day following the extraordinary meeting and ending on the date of the annual general meeting of shareholders to be held in 2006

      Article 18.1 of Mittal Steel’s Articles of Association provides that Mittal Steel’s board of directors shall consist of five or more class A, class B and class C directors (and composed at all times by one class A director and at least two class C directors) with such titles as Mittal Steel’s board of directors may from time to time determine. Article 18.2 of Mittal Steel’s Articles of Association stipulates that the members of Mittal Steel’s board of directors are appointed by the shareholders at a general meeting.

      Pursuant to Article 18.4 of Mittal Steel’s Articles of Association, each time a member of Mittal Steel’s board of directors is to be appointed, the meeting of holders of class B common shares may make a binding nomination, such that for each appointment a choice can be made from at least two persons. The meeting of holders of Mittal Steel class B common shares has not made such binding nomination, but has proposed to appoint Mr. Lewis B. Kaden as a member of Mittal Steel’s board of directors (class C Managing Director), such appointment to be effective as from the day following the extraordinary meeting, to serve until the annual general meeting of shareholders to be held in 2006. Pursuant to Article 31.1 of Mittal Steel’s Articles of Association, the appointment of Mr. Lewis B. Kaden on the non-binding nomination made by the meeting of holders of Mittal Steel class B common shares, shall be validly adopted by a simple majority of the votes cast in favour of such proposal.

      Mr. Lewis B. Kaden

Mr. Kaden has approximately 38 years experience in corporate governance, dispute mediation, labor and employment law, and economic policy. He is currently a partner at the law firm Davis Polk & Wardwell. Prior to that, Mr. Kaden served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia’s Center for Law and Economic Studies. He served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and the moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School.

      Mittal Steel’s board of directors recommends a vote “FOR” Item Four.

      Please sign, date and return the accompanying proxy card at your earliest convenience.

      The Board of Directors
March 14, 2005

QUESTIONS AND ANSWERS ABOUT THE MITTAL STEEL EXTRAORDINARY MEETING

AND THE PROPOSED MERGER WITH ISG

      The following questions and answers address briefly some questions you may have regarding the extraordinary meeting and the proposed merger with ISG. These questions and answers may not address all questions that may be important to you as a shareholder of Mittal Steel. Please refer to the more detailed information contained in the proxy statement/ prospectus, this shareholders circular, the annexes to the proxy statement/ prospectus and the documents referred to, or incorporated by reference, in the proxy statement/ prospectus.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	The proposed transaction is the merger of ISG with a wholly owned subsidiary of Mittal Steel, Park Acquisition Corp. Assuming the closing conditions to the merger agreement are satisfied or waived, it is currently contemplated that ISG will be merged with Park Acquisition Corp., and either Park Acquisition Corp. or ISG will continue as the surviving company and as a wholly owned subsidiary of Mittal Steel.

Q:	What will the ISG stockholders receive in the merger?

A:	As consideration for each share of ISG common stock exchanged in the merger, ISG stockholders may elect to receive:

•	$42.00 in cash,

•	a number of Mittal Steel class A common shares valued at $42.00, subject to a restriction on the maximum and minimum number of Mittal Steel class A common shares to be issued in connection with the merger, or

•	a combination of cash and Mittal Steel class A common shares.

Q:	Will each ISG stockholder receive the specific amount of cash or Mittal Steel class A common shares elected?

A:	Not necessarily. The merger agreement requires that, in the aggregate, 50% of the shares of ISG common stock must be converted into cash and 50% of the shares of ISG common stock must be converted into Mittal Steel class A common shares. As such, if there is an oversubscription for cash or Mittal Steel class A common shares, a pro rata adjustment will be made to ensure that 50% of the outstanding shares of ISG common stock are converted into cash and 50% are converted into Mittal Steel class A common shares. As a result, the amounts of cash and Mittal Steel class A common shares that an ISG stockholder will receive may be different from the amounts that such ISG stockholder elects to receive. For example, if ISG stockholders owning more than 50% of the shares of ISG common stock elect to receive all cash, then the number of shares of ISG common stock converted into cash will be less than the number elected. Similarly, if ISG stockholders owning more than 50% of the shares of ISG common stock elect to receive all Mittal Steel class A common shares, then the number of shares of ISG common stock converted into Mittal Steel class A common shares will be less than the number elected. In addition, Mittal Steel will have the option to increase the amount of Mittal Steel class A common shares to be received by ISG stockholders if necessary to allow the merger to qualify as a reorganization for U.S. federal income tax purposes.

Q:	When do you expect to complete the transaction?

A:	Mittal Steel and ISG are working toward completing the merger as quickly as possible, and anticipate that it will be completed on or around April 13, 2005. In order to complete the merger, Mittal Steel and ISG must each obtain stockholder approval and the other closing conditions under the merger agreement must be satisfied or waived.

Q:	What are the significant remaining conditions to closing?

A:	The obligations of Mittal Steel and ISG to complete the merger are subject to the satisfaction or waiver of a number of conditions, including, among others:

•	the adoption of the merger agreement by the requisite affirmative vote of the ISG stockholders in accordance with Delaware General Corporation Law and ISG’s Certificate of Incorporation;

•	the adoption of the merger agreement by the requisite affirmative vote of the Mittal Steel shareholders in accordance with the Dutch Civil Code;

•	the authorisation for listing of the Mittal Steel class A common shares to be issued in the merger on the New York Stock Exchange and Euronext Amsterdam, subject to official notice of issuance; and

•	ISG and, under certain circumstances, Mittal Steel each receiving an opinion of tax counsel regarding the tax treatment of the merger.

Q:	What vote is required to approve the merger agreement?

A:	The approval of the merger agreement requires the affirmative vote of the majority of the votes cast at the extraordinary meeting. As of the date of this shareholders circular, Mittal Steel’s controlling shareholder owned directly and through a holding company 165,794,790 Mittal Steel class A common shares (approximately 89.5% of the issued and outstanding class (save for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class). As a result of its ultimate ownership of Mittal Steel common shares, Mittal Steel’s controlling shareholder holds approximately 99.6% of the voting interest in Mittal Steel, allowing it to determine the outcome of Mittal Steel’s extraordinary meeting.

Q:	How does the Mittal Steel board of directors recommend that I vote?

A:	The Mittal Steel board of directors recommends that the Mittal Steel shareholders vote “FOR” the approval of the merger agreement and the transactions referred to therein. You should read “THE MERGER — Mittal Steel’s Reasons for the Merger” beginning on page 54 of the proxy statement/ prospectus for a discussion of the factors that the Mittal Steel board of directors considered in deciding to recommend to the Mittal Steel shareholders the approval of the merger agreement and the transactions referred to therein.

Q:	Who is entitled to vote?

A:	Only the holders of our registered common shares outstanding on the day of the extraordinary meeting and the holders of Mittal Steel’s bearer shares who deposit proof of ownership no later than 5:00 p.m. (Dutch time) on April 4, 2005, or in either case their duly appointed proxies, are entitled to vote at the extraordinary meeting. In order to attend the extraordinary meeting, holders of bearer shares are required to deposit proof of ownership no later than 5:00 p.m. (Dutch time) on April 4, 2005, and registered shareholders are requested to give written notice to Mittal Steel of their intention to attend the extraordinary meeting no later than 5:00 p.m. (Dutch time) on April 4, 2005.

Q:	What do I need to do now if I hold registered shares?

A:	You are urged to carefully read this shareholders circular and the proxy statement/ prospectus, including its annexes, and to consider how the proposed merger with ISG affects you. If you wish to exercise your shareholder rights, either in person or by proxy, you are requested either to complete, sign and send the proxy card by 5:00 p.m. (New York time) on April 4, 2005, to the office of The Bank of New York 101 Barclay Street, 22nd Floor West, New York, NY 10286, U.S.A. (offices of Mr. Brian Heston) or to give written notice to Mittal Steel of your intention to attend the extraordinary meeting no later than 5:00 p.m. (Dutch time) on April 4, 2005.

Q:	What do I need to do now if I hold bearer shares?

A:	You are urged to carefully read this shareholders circular and the proxy statement/ prospectus, including its annexes, and to consider how the proposed merger with ISG affects you. If you wish to attend the extraordinary meeting or you wish to be represented at the extraordinary meeting, you are required to deposit proof of ownership no later than 5:00 p.m. (Dutch time) on April 4, 2005 at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic, telephone number +31 20 557 5575, fax number +31 20 557 61 00). In addition, if you wish to be represented at the extraordinary meeting by proxy, you are required to deposit a written power of attorney no later than 5:00 p.m. (Dutch time) on April 4, 2005, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic).

Q:	What happens if I do not vote?

A:	Because the approval of the merger agreement requires the affirmative vote of the majority of the votes cast at the extraordinary meeting, your failure to vote, including a broker non-vote or an abstention, will not be treated as a vote cast and, therefore, will have no effect on the proposal to approve the merger agreement. Ispat International Investments, S.L., a company that Mittal Steel’s controlling shareholder owns, has entered into a parent shareholder support agreement with ISG to vote all of its common shares for approval of the merger agreement. As of the date of this shareholders circular, Ispat International Investments, S.L., was the owner of 26,100,000 Mittal Steel class A common shares and 72,150,000 Mittal Steel class B common shares, giving it control of approximately 15.7% of the voting interest in Mittal Steel.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Yes, but only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without those instructions, your shares will not be voted.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the extraordinary meeting. You may revoke your proxy by either (i) delivering a subsequently dated proxy or by giving written notice of revocation, which is requested to be received by The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, U.S.A. (offices of Mr. Brian Heston) no later than 5:00 p.m. (New York time) on April 4, 2005, or (ii) attending the extraordinary meeting and voting in person by ballot. However, simply attending the extraordinary meeting will not revoke your proxy. If you have instructed a broker to vote your shares, the above-described options for changing your vote do not apply and instead you must follow the instructions received from your broker to change your vote.

Q:	Am I entitled to exercise any dissenters’ or appraisal rights in connection with the merger?

A:	No, holders of Mittal Steel common shares are not entitled to dissenters’ or appraisal rights.

Q:	Am I entitled to any preemptive rights in connection with the merger?

A:	No, the Mittal Steel board of directors will exclude preemptive rights in connection with the issue of Mittal Steel class A common shares to be issued in connection with the merger, pursuant to the authority granted to it by the extraordinary meeting of shareholders held on December 15, 2004 authorising it, for a period of five years, to limit or exclude preemptive rights in respect of issues of Mittal Steel class A common shares.

Q:	Am I entitled to vote on the issuance of common shares to ISG stockholders?

A:	No, at the extraordinary meeting held on December 15, 2004, Mittal Steel’s board of directors was delegated the authority to issue and/or grant rights to subscribe for common shares with respect to all unissued Mittal Steel class A common shares into which the authorized share capital is divided at the time the resolution to issue and/or grant rights to subscribe for shares is taken by Mittal Steel’s board of directors. The board of directors of Mittal Steel will, pursuant to this authority, adopt a resolution to issue Mittal Steel class A common shares to ISG stockholders in connection with the merger.

Q:	Where and when is the extraordinary meeting?

A:	The extraordinary meeting will be held at 3:00 p.m. on Tuesday, April 12, 2005 at the Hilton Hotel, Weena 10, 3012 CM Rotterdam, The Netherlands.

Q:	Will Mittal Steel continue to have a controlling shareholder following completion of the merger?

A:	Yes, Mr. Lakshmi N. Mittal, the Chairman of the board of directors and Chief Executive Officer of Mittal Steel, and his wife, Mrs. Usha Mittal — together the controlling shareholder of Mittal Steel — own, as of the date of this shareholders circular, approximately 95.6% of all Mittal Steel common shares, representing approximately 99.6% of the combined voting power. Following the completion of the merger with ISG, the controlling shareholder will continue to own shares representing a comparable percentage of the combined voting power of all the shares of the combined company, Mittal Steel.

ADDITIONAL INFORMATION RELATING TO THE

MITTAL STEEL EXTRAORDINARY MEETING

Date, Time and Place

      The extraordinary meeting will be held at the Hilton Hotel, Weena 10, 3012 CM Rotterdam, The Netherlands at 3:00 p.m. on Tuesday, April 12, 2005.

Purpose

      Holders of Mittal Steel common shares will be asked to consider and vote upon the following proposals:

(i) to approve the merger agreement and the transactions referred to therein;

(ii) to appoint Mr. Wilbur L. Ross as a member of Mittal Steel’s board of directors (class C Managing Director); and

(iii) to appoint Mr. Lewis B. Kaden as a member of Mittal Steel’s board of directors (class C Managing Director).

      Assuming the merger agreement and the transactions referred to therein are approved by Mittal Steel’s shareholders at the extraordinary meeting and the other closing conditions under the merger agreement are satisfied or waived, ISG will be merged with Park Acquisition Corp., a wholly owned subsidiary of Mittal Steel. As of the effective time of the merger, each issued and outstanding share of ISG common stock, other than shares held by Park Acquisition Corp., Mittal Steel or any direct or indirect wholly owned subsidiary of Mittal Steel or ISG, and each share of ISG common stock held in treasury, will be cancelled and converted automatically into the right to receive the merger consideration, subject to the limitations described in this shareholders circular and in the proxy statement/ prospectus.

Shareholders Entitled to Vote

      Only the holders of Mittal Steel’s registered common shares outstanding on the day of the extraordinary meeting and the holders of Mittal Steel’s bearer shares who deposit proof of ownership no later than 5:00 p.m. (Dutch time) on April 4, 2005, or in either case their duly appointed proxies, are entitled to vote at the extraordinary meeting.

Vote Required

      Each holder of Mittal Steel class A common shares may cast one vote per share and each holder of Mittal Steel class B common shares may cast 10 votes per share. Approval of: (i) the merger agreement and the transactions referred to therein; (ii) the appointment of Mr. Ross as a member of Mittal Steel’s board of directors; and (iii) the appointment of Mr. Kaden as a member of Mittal Steel’s board of directors, at the extraordinary meeting each requires the affirmative vote of a majority of the votes cast at the extraordinary meeting. As of the date of this shareholders circular and the proxy statement/ prospectus, Mr. Lakshmi N. Mittal, the Chairman of the board of directors and Chief Executive Officer of Mittal Steel, and his wife, Mrs. Usha Mittal, together the controlling shareholder of Mittal Steel, owned directly and indirectly through holding companies, 165,794,790 Mittal Steel class A common shares (approximately 89.5% of the issued and outstanding class (save for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class). As a result of its ultimate ownership of Mittal Steel common shares, Mittal Steel’s controlling shareholder holds approximately 95.6% of the economic interest and approximately 99.6% of the voting interest in Mittal Steel, allowing it to determine the outcome of Mittal Steel’s extraordinary meeting.

Voting Registered Shares

      Mittal Steel common shares cannot be voted at the extraordinary meeting unless the registered shareholder is present in person or is represented by a written proxy. For those registered shareholders who are unable to attend the extraordinary meeting in person, the enclosed proxy card naming The Bank of New York as proxy holder, with full power of substitution, is a means by which such registered shareholder may authorize the voting of their shares at the extraordinary meeting. If the proxy in the enclosed form is duly executed and returned, all Mittal Steel common shares represented thereby will be voted. Where specification is made by the holder of Mittal Steel common shares on the form of proxy, such shares will be voted by the proxy holder in accordance with such specification. If no specification is made in the proxy, such shares will be voted by the proxy holder “FOR” Items Two, Three, and Four. In the event a registered shareholder wishes to use any other form of proxy, such proxy shall be voted in accordance with the specifications given therein. Holders of Mittal Steel registered common shares who wish to exercise their shareholder rights, either in person or by proxy, are requested to either complete, sign and send the proxy card no later than 5:00 p.m. (New York time) on April 4, 2005, to the office of The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, U.S.A. (offices of Mr. Brian Heston) or to give written notice to Mittal Steel of your intention to attend the extraordinary meeting no later than 5:00 p.m. (Dutch time) on April 4, 2005. The shares for which the proxy is given must be registered in the name of the shareholder on the date of the extraordinary meeting. The proxy holder shall present the duly executed proxy to obtain admission to the extraordinary meeting and exercise the shareholder rights represented by such proxy.

     Voting Bearer Shares

      Holders of Mittal Steel bearer shares who wish to attend the extraordinary meeting or who wish to be represented at the extraordinary meeting are required to deposit proof of ownership no later than 5:00 p.m. (Dutch time) on April 4, 2005 at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic, telephone number +31 20 557 5575, fax number +31 20 557 61 00). In addition, holders of bearer shares who wish to be represented at the extraordinary meeting by proxy are required to deposit a written power of attorney no later than 5:00 p.m. (Dutch time) on April 4, 2005, at Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (Department Corporate Actions Domestic).

     Voting Shares Held in “Street Name”

      If Mittal Steel common shares are held in “street name” by a broker, the shareholder should instruct the broker how to vote the common shares using the instructions provided by the broker. If a shareholder has not received such voting instructions or requires further information regarding such voting instructions, it should contact its broker who can give voting instructions. Under the rules of the New York Stock Exchange, brokers who hold common shares in “street name” for customers may not exercise their voting discretion with respect to the approval of non-routine matters such as the proposal to approve the merger agreement and the transactions referred to therein and thus, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such common shares with respect to the approval of such proposals (i.e., “broker non-votes”). Because the approval of the merger agreement requires the affirmative vote of the majority of the votes cast at the extraordinary meeting, any failure to vote, including a broker non-vote or an abstention, will not be treated as a vote cast and, therefore, will have no effect on the proposal to approve the merger agreement.

      Securities are referred to as being held in “street name” when securities are held in the name of a broker or other nominee, as opposed to being held in the customer’s name.

     Approval of Other Matters

      Mittal Steel does not expect that any matter other than the proposals set forth above will be brought before the extraordinary meeting. If, however, such a matter is properly presented at the extraordinary meeting or any adjournment or postponement of the extraordinary meeting is proposed, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment, all subject to mandatory provisions of the laws of The Netherlands and Mittal Steel’s Articles of Association.

     Revocation of Proxy

      Proxies may be revoked at any time before the vote is taken at the extraordinary meeting. To revoke a proxy, a holder of Mittal Steel common shares must either (i) deliver a subsequently dated proxy or give written notice of revocation, which is requested to be received by The Bank of New York (offices of Mr. Brian

Heston), 101 Barclay Street, 22nd Floor West, New York, New York 10286, U.S.A. no later than 5:00 p.m. (New York time) on April 4, 2005, or (ii) attend the extraordinary meeting and vote in person by ballot. If a shareholder has instructed its broker to vote its shares, the above-described options for revoking proxies do not apply and instead such shareholder must follow the directions provided by its broker to change these instructions.

     Adjournments and Postponements

      Although it is not expected, the extraordinary meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Subject to the laws of The Netherlands, any adjournment or postponement may be made without notice, other than by an announcement made at the extraordinary meeting, by approval of the holders of a majority of the outstanding Mittal Steel common shares present in person or represented by proxy at the extraordinary meeting. Any signed proxies received by Mittal Steel will be voted in favor of an adjournment or postponement in these circumstances. Any adjournment or postponement of the extraordinary meeting for the purpose of soliciting additional proxies will allow shareholders of Mittal Steel who have already sent in their proxies to revoke them at any time prior to their use.